UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Paris, November 9, 2009

KEY FIGURES AT SEPTEMBER 30, 2009

OPERATING PERFORMANCE IN LINE WITH OBJECTIVES

NET FINANCIAL DEBT REDUCED TO €15.9 BILLION FROM €16.8 BILLION AT JUNE 30, 2009

INTENSIFICATION OF COST CUTTING EFFORTS

(UNAUDITED IFRS DATA)

•	Consolidated revenue of €25,356.7 million, a decline of 1.7% at constant exchange rates and 2.8% at current exchange rates

•	Operating cash flow in line with first half trends at €2,817 million, a decline of 5.5% at constant exchange rates and 7.5% at current exchange rates

•	Positive free cash flow of €517 million after payment of the dividend

•	Net financial debt reduced to €15.9 billion at September 30, 2009 as compared with €16.8 billion at June 30, 2009

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•	Confirmation of the objective to generate positive free cash flow in 2009

•	Intensification of cost cutting efforts undertaken with an objective of increasing savings under the 2010 Efficiency Plan from €180 million to €220 million in 2009

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•	Signature of partnership between Veolia Energy and CEZ, first electricity producer in Czech Republic: Disposal of 15% of Veolia Energy Czech Republic for €140 million (*)

The 2009 cost reduction objective from the 2010 Efficiency Plan has already been achieved as of September 30, with €180 million of savings generated. Additional cost reductions, with the aim of achieving total savings of €220 million in 2009, are currently being implemented.

In the Environmental Services (the waste management) division, the specific plan to adapt to the current economic situation led to an increase in the operating cash flow margin in the third quarter to 14.1%, an improvement of 60 basis points as compared with the third quarter of 2008. The division’s third quarter operating cash flow improved by 10% on a sequential basis.

In accordance with the commitments made in March 2009, priority continues to be given to cash generation. The Group maintains stringent control of maintenance investments and greater selectivity with respect to growth investments. It has pressed ahead with disposals of non-strategic assets and confirms the objective of €1 billion set for 2009, of which €0.7 billion has been booked at September 30, 2009, and the outstanding balance is already committed.

In the first nine months, the combined effect of these initiatives was a threefold increase in operating cash flow less net investments, to €1,559 million, in line with the objective of €2 billion (1)

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(*) after approval of the competent regulatory bodies

(1) at constant exchange rates

announced for the full year 2009. In addition, the Group has generated free cash flow of €517 million after payment of the dividend for the nine months ending September 30, 2009.

The Group’s net financial debt improved markedly, down to €15.9 billion from €16.8 billion at June 30, 2009 and €16.5 billion at December 31, 2008.

This performance enables the Group to confirm its objectives set at the start of the year.

Furthermore, the Group is pressing ahead with its strategic development and its discussions with Caisse des Dépôts aimed at merging its Transportation business with Transdev in accordance with the project and schedule announced at the beginning of August.

In addition, Veolia Environnement announced today the signature of a partnership between Veolia Energy and CEZ, first electricity producer in Czech Republic, to develop an industrial cooperation, which could lead to assets swaps. As a first step, CEZ acquires 15% of Veolia Energy Czech Republic for €140 million. (*)

VEOLIA ENVIRONNEMENT (2)

Revenue (€m)
At September 30, 2009	At September 30, 2008 restated	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
25,356.7	26,074.4	-2.8%	-2.6%	+0.9%	-1.1%

Revenue

Veolia Environnement's consolidated revenue declined 2.8% (down 1.7% at constant exchange rates) to €25,356.7 million as compared with €26,074.4 million at September 30, 2008.

During the third quarter of 2009, activity in the Environmental Services (the waste management) division stabilized compared with the second quarter of 2009. In the Water division, Veolia Water Solutions and Technologies revenue declined 12% in the third quarter 2009 compared to the third quarter of 2008, which benefited from the contribution of large international construction contracts, which are now complete. In the Energy division, the third quarter 2009 slow down came from a negative price effect and the decrease of works and engineering and construction activities, notably in Southern Europe.

External growth came in at 0.9% (+€223.0 million) and resulted from the impact of acquisitions completed mainly in 2008, despite the divestments carried out in 2009. The consolidation scope effect consists of €62.1 million in the Water division, €72.2 million in the Environmental Services division, €13.2 million in the Energy division and €75.5 million in the Transport division.

The share of revenue posted outside France totaled €15,317.8 million, or 60.4% of the total versus 59.9% at September 30, 2008.

The negative €274.1 million impact from the translation of non-euro currencies into euros primarily reflected the depreciation against the euro of the pound sterling for €223.6 million, of Central European currencies (Czech Republic and Poland) for €142.5 million and of Northern European currencies (Sweden and Norway) for €103.8 million, partly offset by the appreciation of the U.S. dollar against the euro (positive impact of €236.0 million).

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(2) In compliance with IFRS5, financial statements covering the first nine months of 2008 have been adjusted, in order to ensure comparability between reporting periods, with respect to the reclassification of discontinued operations in freight in the Transport division and the waste-to-energy business in the United States in the Environmental Services division.

(*) after approval of the competent regulatory bodies

Performance

Operating cash flow totaled €2,817.2 million at September 30, 2009 as compared with €3,045.5 million at September 30, 2008, a decline of 7.5% at current exchange rates and 5.5% at constant exchange rates. This decrease mainly resulted from the weaker performance of the Environmental Services (the waste management) division as compared with September 30, 2008 in all geographic locations due to the economic slowdown, resulting in lower volumes from industrial clients. The effects of the 2010 Efficiency Plan offset the relative decline in the works and engineering & construction sector business in the Water and Energy divisions, as well as the slight decline in volumes of water distributed in Europe.

Consolidated operating income totaled €1,514.2 million versus €1,759.2 million at September 30, 2008. Consolidated recurring operating income declined 19.3% (16.4% at constant exchange rates), to €1,414.8 million versus €1,752.8 million at September 30, 2008. Its contraction reflects the decline in operating cash flow, the write-down of Environmental Services (the waste management) division operating financial assets amounting to €35 million in Italy, and a negative impact related to the reduction in discount rates applied to provisions for site remediation (both booked at June 30).

The capital gains realized on the disposal of VPNM and the waste-to-energy business in the United States in the Environmental Services sector are not included in recurring operating income.

In line with the first half, the third quarter of 2009 was marked by the reduction of financial investments, selectivity of growth investments for industrial activities and control of maintenance-related investments.

At September 30, 2009, the indicator of operating cash flow less net investments (3) increased threefold to €1,559 million, up from €526 million at September 30, 2008.

Free cash flow after payment of the dividend amounted to €517 million.

As a consequence, net financial debt (4) dropped to €15.9 billion at September 30, 2009 from €16.8 billion at June 30, 2009 and €16.5 billion at December 31, 2008, resulting from the impact of a €2.3 billion program of gross investments, improvements in working capital requirements and the disposals booked at September 30, which totaled €0.7 billion. The Group’s financial stability is underscored by its strong liquidity position, the fact that no significant bond repayments are due before 2012, and an average debt maturity of more than 9 years.

The Group’s operational and financial performances at September 30, 2009 were consistent with the objectives set for 2009: to generate positive free cash flow (5) after payment of the dividend and to generate operating cash flow after net investments of around €2 billion (1).

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(3) Operating cash flow – Net investments = Operating cash flow including cash flow of discontinued operations – (Gross investments - (disposals plus the repayment of operating financial assets plus capital increase subscribed by minority interests))

(4) Gross financial debt (non-current and current financial debt and bank overdrafts) net of cash and cash equivalents and excluding the revaluation of debt-hedging derivatives.

(5) Definition of free cash flow:

Free cash flow consists in cash generated (sum of total cash flow from operations and the repayment of operating financial assets) net of the cash components of the following items: (i) change in operating WCR, (ii) equity transactions (changes in capital, dividends paid and received), (iii) investments net of disposals (including changes in receivables and other financial assets), (iv) net interest expenses paid and (v) tax paid.

Analysis by division

Water

Revenue (€m)
At September 30, 2009	At September 30, 2008	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
9,285.0	9,127.1	+1.7%	+0.9%	+0.7%	+0.1%

•

In France, revenue growth, excluding consolidation scope effects, was flat, inching down 0.3%, due to a 0.6% drop in volumes produced in comparison with 2008 and a decrease in works and engineering & construction sector activities.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew by 1.4% (+0.6% at constant exchange rates and consolidation scope). The slowdown in growth primarily reflects the end of the construction period of several BOT (Build Operate & Transfer) and DBO (Design Build & Operate) contracts. In Europe, 1.0% growth at constant exchange rates and consolidation scope was due to continued robust business in Germany that offset the end of construction on a BOT contract in the United Kingdom and a slight decline in volumes. Revenue in Asia-Pacific rose 8.8% (+0.4% at constant exchange rates and consolidation scope). The revenue growth of 27.4% in Asia (13.3% at constant exchange rates and consolidation scope), was mainly due to works and engineering & construction sector activities and the extension of contract scope in certain urban areas in China which more than offset the completion of the Gold Coast plant (desalination in Australia).

•

Veolia Water Solutions & Technologies posted revenue of €1,789.5 million, up 4.2% at constant consolidation scope and exchange rates. Growth was affected by the completion of certain large contracts outside of France and by the impact of the slowdown in economic activity, particularly within industrial markets.

At September 30, 2009, operating cash flow and operating income increased slightly at constant exchange rates; this growth was bolstered by the positive effects of the 2010 Efficiency Plan, tariff increases in certain geographies, and by lower development costs in Asia. In contrast, the decline in volumes (primarily in Europe, including France) and the smaller contribution of works and engineering & construction sector activities, notably within Veolia Water Solutions & Technologies, impacted operating cash flow.

Environmental Services

Revenue (€m)
At September 30, 2009	At September 30, 2008	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
6,776.0	7,605.3	-10.9%	-10.4%	+0.9%	-1.4%

The economic downturn is still affecting the volumes of solid and hazardous waste collected and processed from industrial clients, and also, to a lesser extent, municipal clients. This decline in volumes was offset marginally by positive price effects in certain geographic areas. Revenue from recycling activities was still in a sharp decline, with prices of recycled materials substantially lower in the first nine months of the year than in 2008 even though a relative rise in prices has been witnessed in the last few months.

The revenue decline in the third quarter of 2009 was stable in comparison with the trend noted in the second quarter of 2009.

•	In France, revenue fell 12.3% at a constant consolidation scope because of lower volumes related to the economic slowdown and the decline in recycled material prices.

•

Outside France, internal growth was -9.8%. Most geographic zones were impacted by the challenged economic environment. In Germany, the revenue decline of 18.1% at constant consolidation scope and exchange rates was due to the decline in volumes and prices in the paper business and lower industrial waste volumes, as well as the slowdown in certain activities such as industrial cleaning. Revenue in the United Kingdom, (-4.2% at constant consolidation scope and exchange rates), was affected by the decline in industrial waste and in landfill volumes, which was unable to be fully offset by the positive contribution from integrated contracts (PFI). In North America, revenue dropped 10.5% at constant consolidation scope and exchange rates, with the decline in treated volumes affecting all activities. In Asia-Pacific, revenue declined 11.4% at constant consolidation scope and exchange rates due to a contraction in services and in industrial waste.

Third quarter 2009 operating cash flow improved 10% to €320 million compared to the second quarter of 2009, principally due to cost reduction measures. For the first nine months, operating cash flow was €859.7 million (-17.3% at constant exchange rates, versus -22.4% for the first half of 2009). In the third quarter 2009, operating cash flow margin improved to 14.1% versus 13.5% in the third quarter of 2008.

 Operating income also decreased as compared with September 30, 2008 principally due to the worldwide economic slowdown which has touched all geographic zones.

Energy

Revenue (€m)
At September 30, 2009	At September 30, 2008	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
4,841.0	4,962.0	-2.4%	-0.3%	+0.3%	-2.4%

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Revenue edged down 0.3% at constant consolidation scope and exchange rates; the slowdown in the works and engineering & construction sector and industrial services was only partly offset by the rise in energy prices (€39.1 million at September 30, versus €98.5 million at March 31, and €57.2 million at June 30) and the slightly more favorable weather conditions, mainly in France, than in 2008 (€38.6 million). The negative €120 million impact from the translation of non-euro currencies into euros was mainly due to Central European currencies.

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In France, revenue declined by 1.0% at constant consolidation scope and exchange rates because energy prices leveled off in the third quarter as compared with the second quarter and the decline in works activities (in particular for industrial clients), and despite slightly more favorable weather conditions compared to 2008.

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Outside France, total revenue growth was 0.3% at constant consolidation scope and exchange rates due to higher energy prices, notably in Central Europe and in the Baltic countries. Works and engineering & construction sector activities and industrial services declined in Europe.

The slight decline in operating cash flow at constant exchange rates and in operating income was primarily due to a contraction in business activity and a minor contribution from sales of CO2 quotas, and despite the positive effect of the 2010 Efficiency Plan.

Transportation

Revenue (€m)
At September 30, 2009	At September 30, 2008	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
4,454.7	4,380.0	+1.7%	+1.3%	+1.7%	-1.3%

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Revenue in France for passenger transportation activities increased by 1.8% at constant consolidation scope. The positive effects of tariff indexations and new contracts won (Epernay, Royan, La Rochelle, etc.) more than compensated for the loss of the Bordeaux contract in May.

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Outside France, revenue increased 2.3% at constant consolidation scope and exchange rates and reflected the full effect of business developments in North America and Germany and robust growth in Australia.

Operating cash flow and operating income continued to grow, due to productivity improvement efforts and improvement in less profitable operations.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

KEY FIGURES AT SEPTEMBER 30, 2009

Monday, November 9, 2009 at 8.30 (CET)

Telephone numbers:

+33 (0)1 72 28 01 50

or

+44 (0)161 601 8912

Available from Nov. 9 to Nov. 13, 2009

Telephone number (France)	+33 (0)1 72 28 01 49
Telephone number (UK)	+44 (0)207 075 3214
Telephone number (USA)	+1 866 828 2261

Code 302472#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 9, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary